Exhibit (a)(15)

i2 TECHNOLOGIES, INC.

ADDENDUM FOR EMPLOYEES IN FRANCE

DATE OF NEW OPTION GRANT

Date of Grant. The New Option Grants are expected to be granted under a “qualified” plan for French tax purposes. In order to comply with the requirements of a tax qualified plan, your New Option Grants may have to be issued at a date later than the date New Option Grants are issued to others outside of France. During this time, the price of our stock may increase or decrease.

EXERCISE PRICE OF NEW OPTION GRANT

Exercise Price. The exercise price of your New Option Grant will be equal to the greater of (i) the closing selling price per share of i2 common stock on the date the New Option Grant is made or (ii) the average closing selling price per share of i2 common stock for the twenty most recent trading days ending on the date the New Option Grant is made. Note that your New Option Grant may be made at a date later than the grants to others outside of France.

MATERIAL TAX CONSEQUENCES

The following is a general summary of the income tax consequences under current law of participating in the Offer for those individuals who are tax residents of France. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are a citizen or resident of another country for local law purposes. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Option Exchange. We do not believe that you will be subject to tax as a result of the exchange of any option for a New Option Grant.

New Option Grant. You will not be subject to tax at the time you receive the New Option Grant.

Exercise of New Option Grant. You will not recognize taxable income upon the exercise of the New Option Grant. However, a portion of your tax liability at the time of sale will depend upon the difference between the fair market value of the shares on the date of exercise and the exercise price paid for such shares (this amount is referred to as the “spread at exercise”).

Wealth Tax. Depending on your total net assets, you may be subject to wealth tax on the shares you acquire by exercising your option.

Sale of Shares. When you subsequently sell the shares you will recognize taxable income in an amount equal to the difference between the sale price of the shares and the exercise price paid for such shares. The portion of the gains equal to the spread at exercise will be taxed at different rates depending on (i) the length of time you held the shares prior to sale and (ii) the amount of the spread. The portion of the gains equal to the difference between the sale price of the shares and the fair market value of the shares on the date of exercise will be taxed as capital gain at a flat rate of 26% (including CSG of 7.5%, CRDS of 0.5% and a social tax contribution of 2%). The tax on capital gains only applies when the aggregate gross proceeds from your sales of securities for the year of sale exceed a certain amount, which is set annually.

If the shares are sold more than 6 years from the option grant date and more than two years from the option exercise date, the first EUR 152,200 of the amount of gain equal to the spread at exercise is taxed at a rate of 26% (including CSG of 7.5%, CRDS of 0.5% and a social tax contribution of 2%). The amount of gain equal to the spread at exercise in excess of EUR 152,500 is taxed at a flat rate of 40% (including CSG of 7.5%, CRDS of 0.5% and a social tax contribution of 2%).

If the shares are sold (i) more than 4 years but less than 6 years from the option grant date or (ii) more than six years from the option grant date but less than two years following the date of exercise, the first EUR 152,200 of the amount of gain equal to the spread at exercise is taxed at a rate of 40% (including CSG of 7.5%, CRDS of 0.5% and a social tax contribution of 2%). The amount of gain equal to the spread at exercise in excess of EUR 152,500 is taxed at a flat rate of 50% (including CSG of 7.5%, CRDS of 0.5% and a social tax contribution of 2%).

If the shares are sold within 4 years of the option grant date, you must pay tax on the amount of gain equal to the spread at exercise at rates of up to 67.75% (based on your marginal income tax rate plus an additional 15% for social taxes). Additionally, 95% of the spread will be subject to CSG and CRDS contributions of 7.5% and 0.5%, respectively.

The Corporation will withhold all applicable income and social taxes with respect to the income recognized upon sale of the shares.